UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SHAMIR OPTICAL INDUSTRY LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M83683108

(CUSIP Number)

Efrat Choen

Chief Financial Officer

Kibbutz Shamir

12135 Upper Galilee, Israel

Tel.: 972-4-6947803

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2009

October 15, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: M83683108
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only) Shamir Optica Holdings A.C.S. LTD. Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,049,958
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,049,958
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,049,958
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.0%*
14	TYPE OF REPORTING PERSON OO

* Based on 16,778,908 ordinary shares of the issuer reported outstanding on the issuer’s Annual Report on Form 20-F for the fiscal year ending December 31, 2009.

CUSIP NO.: M83683108
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only) Kibbutz Shamir A.C.S. Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,599,958
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,599,958
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,599,958
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.0%*
14	TYPE OF REPORTING PERSON OO

*	Based on 16,778,908 ordinary shares of the issuer reported outstanding on the issuer’s Annual Report on Form 20-F for the fiscal year ending December 31, 2009. Kibbutz Shamir A.C.S. is the holder of 100% of the equity interest of Shamir Optica Holdings A.C.S. LTD.

Item 1.	Security and Issuer

Class of Securities:	Ordinary Shares, par value NIS 0.01 per share (“Ordinary Shares”)

Name of Issuer:	Shamir Optical Industry LTD. (the “Company”)

Address of Issuer:	c/o Kibbutz Shamir
Upper Galilee
12135 Israel

Item 2.	Identity and Background

(a), (f) This Schedule 13D is being filed by Shamir Optica Holdings A.C.S. LTD., a corporation organized under the laws of Israel (“Shamir Holdings”) and Kibbutz Shamir A.C.S., an Israeli agricultural cooperative society (“Kibbutz Shamir,” and together with Shamir Holdings, the “Reporting Persons”). Kibbutz Shamir is the holder of 100% of the equity interest of Shamir Holdings.

(b) The principal business address of the Reporting Persons is c/o Kibbutz Shamir, Upper Galilee 12135 Israel.

(c) The Reporting Persons are holding companies.

(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate amount of funds used to purchase the Ordinary Shares of the Company on September 3, 2009 described in Item 4 was N.I.S 22,599,927, or approximately $5,941,520.81. The source of the funds used by Shamir Holdings for such purchase of the Ordinary Shares of the Company described in Item 4 was the working capital of Shamir Holdings.

Item 4.	Purpose of Transaction

In connection with the Merger, the Share Purchase, the First Shamir Holdings Share Subscription, and the Second Shamir Holdings Share Subscription (each as defined below), on October 15, 2010, Shamir Holdings sold the 550,000 Ordinary Shares to Kibbutz Shamir which will be purchased, subject to the satisfaction of certain conditions precedent, by Essilor International, a French société anonyme (the “Parent”) in the Share Purchase (as defined below).

On September 3, 2009, Shamir Holdings purchased 904,149 Ordinary Shares from FIBI Investment House Ltd. in a privately negotiated transaction. Shamir Holdings purchased the Ordinary Shares in such transaction because it believed that the Ordinary Shares were undervalued in the market place at that time and represented an attractive investment opportunity.

Except for 190,600 Ordinary Shares, acquired in 2005, 150,000 Ordinary Shares acquired in May 2007 and 904,149 Ordinary Shares acquired in September 2009 as disclosed in the paragraph above, all of the Ordinary Shares held by Shamir Holdings have been held since the time of the initial public offering of the Ordinary Shares of the Company.

On October 15, 2010, Essilor International, Parent, Shamrock Acquisition Sub Ltd., an Israeli company and a direct wholly-owned subsidiary of the Parent (“Merger Sub”), and the Company, entered into an Agreement and Plan of Merger (the “Merger Agreement”) whereby Merger Sub will be merged with and into the Company, with the Company continuing after the merger as the surviving corporation (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of the Company’s ordinary shares, par value 0.01 NIS per share (the “Ordinary Shares”), not held, directly or indirectly, by Kibbutz Shamir or Shamir Holdings currently wholly-owned by Kibbutz Shamir that will be converted into an Israeli company prior to the consummation of the Merger, will be converted into the right to receive $14.50 in cash, without interest and less any applicable withholding taxes, and such Ordinary Shares will be owned by Parent.

In connection with the execution of the Merger Agreement, the Parent and Merger Sub have entered into Support Agreements with (i) the Kibbutz and Shamir Holdings, dated as of October 15, 2010 (the “Shamir Support Agreement”), (ii) Mr. Dan Katzman, dated as of October 15, 2010, (iii) Haklaei Eyal Ha’Sharon Ltd., dated as of October 15, 2010, and (iv) Eyal Microwave Ltd., dated as of October 15, 2010, each as a shareholder of the Company (collectively, the “Company Shareholders”) pursuant to which the Company Shareholders have agreed, among other things, and in accordance with and subject to the terms and conditions set forth therein (i) to vote their Ordinary Shares in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger, and (ii) to certain restrictions on the transfer of their Ordinary Shares.

Pursuant to the Share Purchase and Subscription Agreement, dated as of October 15, 2010 by and among the Kibbutz, Shamir Holding and the Parent (the “Share Purchase and Subscription Agreement”), (i) simultaneously with and subject to the occurrence of the Merger, the Parent will purchase from the Kibbutz 550,000 Ordinary Shares (the “Share Purchase”) and, (ii) immediately following the Merger, the Parent will, (x) subscribe for certain newly issued shares in Shamir Holding, in exchange for cash consideration (the “First Shamir Holdings Share Subscription”) and (y) subscribe for additional Shamir Holding shares in exchange for the contribution by the Parent of all of the Company Shares then held directly by the Parent to Shamir Holding (the “Second Shamir Holdings Subscription”), such that, immediately following the Share Purchase, the First Shamir Holdings Share Subscription, and the Second Shamir Holdings Share Subscription, Shamir Holdings will own, directly, 100% of all outstanding Ordinary Shares and the Parent and Kibbutz Shamir will each beneficially own 50% of all outstanding equity of Shamir Holdings.

The descriptions of the Merger Agreement and the Shamir Support Agreement, are qualified in their entirety by the terms and conditions of the Merger Agreement and the Shamir Support Agreement which are filed as Exhibits 99.2 and 99.3 hereto respectively, and are incorporated herein by reference.

Except as set forth above in this Item 4, no Reporting Person has any current plans or proposals which relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure including, but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a),(b) As of the date hereof, Shamir Holdings may be deemed to be the beneficial owner of 10,049,958 Ordinary Shares, constituting 60.0% of the outstanding Ordinary Shares of the Company, based upon the 16,778,908 Ordinary Shares outstanding as of December 31, 2009. As of the date hereof, Kibbutz Shamir may be deemed to be the beneficial owner of 10,599,958 Ordinary Shares, constituting 63.0% of the outstanding Ordinary Shares of the Company, based upon the 16,778,908 Ordinary Shares outstanding as of December 31, 2009.

The number of Ordinary Shares that may be deemed to be beneficially owned by Shamir Holdings with respect to which there is (i) sole voting power is 10,049,958 Ordinary Shares, (ii) shared voting power is none, (iii) sole dispositive power is 10,049,958 Ordinary Shares, and (iv) shared dispositive power is none. The number of Ordinary Shares that may be deemed to be beneficially owned by Kibbutz Shamir with respect to which there is (i) sole voting power is 10,599,958 Ordinary Shares, (ii) shared voting power is none, (iii) sole dispositive power is 10,599,958 Ordinary Shares, and (iv) shared dispositive power is none.

The filing of this Schedule 13D by the Reporting Persons shall not be considered an admission that the Reporting Persons, for the purpose of Section 13(d) of the Act, are the beneficial owners of any of the shares of Ordinary Shares covered in this report, and the Reporting Persons expressly disclaim such beneficial ownership.

(c) The Reporting Persons have not effected any transaction in Ordinary Shares during the past 60 days, except as otherwise disclosed in this Schedule 13D.

(d) Not applicable to the Reporting Persons.

(e) Not applicable to the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 1, 4 and 5 of this Schedule 13D and the exhibits to this Schedule 13D are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

99.1	Joint Filing Agreement By and Among Reporting Persons.

99.2	Agreement and Plan of Merger, dated as of October 15, 2010, by and among the Parent, Merger Sub and the Company.

99.3	Support Agreement, dated as of October 15, 2010, by and among the Parent, Merger Sub and Kibbutz Shamir and accepted and agreed by Shamir Holdings.

SIGNATURES

After reasonable inquiry and to the best of its, his or her knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

SHAMIR OPTICA HOLDINGS A.C.S. LTD.

Date: October 25, 2010	By:	/s/ Efrat Cohen
	Name:	Efrat Cohen
	Title:	Authorized Person

Date: October 25, 2010	By:	/s/ Maya Segal
	Name:	Maya Segal
	Title:	Authorized Person

KIBBUTZ SHAMIR A.C.S.

Date: October 25, 2010	By:	/s/ Efrat Cohen
	Name:	Efrat Cohen
	Title:	Authorized Person

Date: October 25, 2010	By:	/s/ Maya Segal
	Name:	Maya Segal
	Title:	Authorized Person